UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Ivanhoe Electric Inc.
 (Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

46578C108
(CUSIP Number)

Rick Gashler
Orion Resource Partners (USA) LP
1045 Avenue of the Americas
New York, NY 10018
(212) 596-3497
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46578C108	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
ORION RESOURCE PARTNERS (USA) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,426,517 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,426,517 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,426,517 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

(1) Consists of (i) 3,938,418 shares of Common Stock (as defined herein), (ii) 1,084,247 shares of Common Stock issued upon the automatic conversion at Closing (as defined herein) of the Series 1 Convertible Notes (as defined herein), (iii) 590,441 shares of Common Stock issued upon the automatic conversion at Closing of the Series 2 Convertible Notes (as defined herein), (iv) 867,785 shares of Common Stock to be received upon settlement of the conversion post-Closing of the I-Pulse Convertible Notes (as defined herein), and (v) 945,626 shares of Common Stock to be received upon settlement of the exchange post-Closing pursuant to the Share Exchange Option Agreement (as defined herein).

(2) Percentage is based on 92,887,918 shares of Common Stock expected to be outstanding upon Closing (without exercise of the underwriters’ overallotment option), as disclosed in the Issuer’s prospectus on Form 424B4 filed on June 29, 2022.

CUSIP NO. 46578C108	Page 3 of 6 Pages
Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to Rule 13d-1(a) under the Act, with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Ivanhoe Electric Inc. (the “Issuer”), whose principal executive offices are located at 606 – 999 Canada Place, Vancouver, BC V6C 3E1, Canada.

Item 2.	Identity and Background

(a)-(c), (f) This Schedule 13D is filed on behalf of Orion Resource Partners (USA) LP (the “Reporting Person”). The Reporting Person serves as investment advisor to Orion Mine Finance Fund III LP, a limited partnership existing under the laws of the Cayman Islands (“Fund III”), which is the direct holder of the shares of Common Stock reported herein. Based on the relationship between the Reporting Person and Fund III, the Reporting Person may be deemed to have voting and investment control over the shares of Common Stock reported herein. The address of the principal business office of the Reporting Person is 1045 Avenue of the Americas, New York, NY 10018. The Reporting Person is a Delaware limited partnership.

The general partner of the Reporting Person is Orion Resources Partners GP, LLC, a Delaware limited liability company, whose sole member is Oskar Lewnowski, a United States citizen (“Mr. Lewnowski”).

(d) None of the Reporting Person nor the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Person nor the persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On April 30, 2021, the Reporting Person acquired, on behalf of Fund III, 3,135,252 shares of Common Stock in connection with the spin-off of the Issuer from High Power Exploration Inc (“HPX”).

On August 3, 2021, the Reporting Person acquired, on behalf of Fund III, 803,166 shares of Common Stock directly from the Issuer and $9,999,425 million principal amount of the Issuer’s Series 1 Convertible Notes (the “Series 1 Convertible Notes”) that automatically converted, including accrued interest, into 1,084,247 shares of Common Stock upon closing of the Issuer’s initial public offering (“IPO”) on June 30, 2022 (“Closing”) at a conversion price of $9.39 per share.  Also on August 3, 2021, the Reporting Person acquired, on behalf of Fund III, $3,999,770 million principal amount of unsecured convertible PIK promissory notes due 2023 issued by I-Pulse Inc. (the “I-Pulse Convertible Notes”), which the Reporting Person elected to convert into 867,785 shares of Common Stock on July 1, 2022, at a conversion price of $4.6929 per share.

On March 30, 2022, Fund III entered into the Share Exchange Option Agreement (defined and described in Item 6 below, which description is incorporated herein by reference) pursuant to which the Reporting Person acquired, on behalf of Fund III, the right to deliver to I-Pulse upon closing of a qualifying IPO up to $10 million of shares of common stock of HPX, and receive in exchange shares of Common Stock currently held by I-Pulse, subject to the terms set forth therein.  On July 1, 2022, the Reporting Person elected to exchange, on behalf of Fund III, 2,257,336 shares of HPX common stock into 945,626 shares of Common Stock, at an exchange price per share equal to $10.575 (or 90% of the IPO price for the Common Stock).

On April 5, 2022, the Reporting Person acquired, on behalf of Fund III, $6,200,000 million principal amount of the Issuer’s Series 2 Convertible Notes (the “Series 2 Convertible Notes”) that automatically converted, including accrued interest, into 590,441 shares of Common Stock upon closing at a conversion price of $10.58 per share.

The source of funds for the foregoing acquisitions was the working capital of Fund III.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

The Reporting Person acquired the shares of Common Stock for investment purposes, and such purchases have been made in the Reporting Person's ordinary course of business. The Reporting Person expects to review from time to time its investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional shares of Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the shares of Common Stock, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with its investment intent, the Reporting Person may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations, governance and control.

Separately, Mr. Lewnowski was nominated to serve as a director of the Issuer upon Closing.

CUSIP NO. 46578C108	Page 4 of 6 Pages
Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 7,426,517 shares of Common Stock, representing approximately 8.0% of the total number of shares of Common Stock outstanding.  This amount consists of (i) 3,938,418 shares of Common Stock, (ii) 1,084,247 shares of Common Stock issued upon the automatic conversion at Closing of the Series 1 Convertible Notes at a conversion price of $9.39 per share, (iii) 590,441 shares of Common Stock issued upon the automatic conversion at Closing of the Series 2 Convertible Notes at a conversion price of $10.58 per share, (iv) 867,785 shares of Common Stock to be received upon settlement of the conversion post-Closing of the I-Pulse Convertible Notes at a conversion price of $4.6929 per share, and (v) 945,626 shares of Common Stock to be received upon settlement of the exchange post-Closing pursuant to the Share Exchange Option Agreement with I-Pulse at an exchange price per share equal to $10.575 (or 90% of the IPO price for the Common Stock.

The foregoing beneficial ownership percentage is based on 92,887,918 shares of Common Stock expected to be outstanding upon Closing (without exercise of the underwriters’ overallotment option), as disclosed in the Issuer’s prospectus on Form 424B4 filed on June 29, 2022.

(c) The response to Item 3 is incorporated by reference herein.  Except for transactions reported herein, there have been no transactions in the Issuer’s securities by the Reporting Person in the past sixty days.

(d) The investors in Fund III may have the right to receive dividends from, or the proceeds from the sale of, the securities reported herein.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.

Lock-Up Agreement

Fund III is party to a lock-up agreement with the underwriters of the IPO (the “Lock-Up Agreement”). Pursuant to the terms of the Lock-Up Agreement, subject to certain exceptions, the Reporting Person may not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge the shares of Common Stock held directly by Fund III without the prior written approval of BMO Capital Markets Corp. (“BMO”) and Jefferies LLC (“Jefferies”), the IPO underwriters. The lock-up is in effect for a period of 180 days after June 27, 2022.

Share Exchange Option Agreement

On March 30, 2022, Fund III entered into a share exchange option agreement with I-Pulse (the “Share Exchange Option Agreement”). Pursuant to the terms of the Share Exchange Option Agreement, upon the consummation of an initial public offering of the Issuer’s Common Stock that resulted in gross proceeds to the Issuer of at least $25.0 million (a “qualifying IPO”, which conditions the IPO met), but prior to the 30th day after the Shelf Registration Statement (as defined in the Convertible Notes Registration Rights Agreement) had become effective under the Securities Act of 1933, Fund III was entitled to deliver to I-Pulse up to $10 million of shares of common stock of HPX, and receive in exchange shares of Common Stock currently held by I-Pulse. The number of shares of Common Stock to be so conveyed to Fund III was to be determined by a price per share equal to 90% of the gross price per share at which Common Stock was sold in the qualifying IPO, if the qualifying IPO occurs on or before September 30, 2022; (B) 85% of the gross price per share at which common stock of the Company is sold in the qualifying IPO, if the qualifying IPO occurs on or after October 1, 2022 but on or before December 31, 2022; or (C) 80% of the gross price per share at which common stock of the Company is sold in the qualifying IPO, if the qualifying IPO occurs on or after January 1, 2023. Because the IPO was a qualifying IPO that occurred on or before September 30, 2022, the exchange price was 90% of the IPO price of $11.75, or $10.575.  The Issuer agreed to provide registration rights to Fund III with respect to the 945,626 shares conveyed to Fund III under the Share Exchange Option Agreement upon the Closing.

Convertible Notes Registration Rights Agreement

In connection with the offering of the Series 1 Convertible Notes, Fund III entered into a registration rights agreement with the Issuer dated as of August 3, 2021, which was amended and restated on April 5, 2022 in connection with the issuance of the Series 2 Convertible Notes (the “Convertible Notes Registration Rights Agreement”), pursuant to which the Issuer agreed to file a registration statement to register the resale of shares issued upon conversion of the Series 1 Convertible Notes and the Series 2 Convertible Notes (collectively, the “Convertible Notes”). The Issuer is required to file the registration statement within (a) 60 days of Closing, or (b) if the shares issuable upon conversion of the Convertible Notes (the “Conversion Shares”) are subject to the Lock-Up Agreement, 10 days following the expiration of the 180-day lock-up period. In the event that the Issuer is obligated to file a registration statement 10 days following the expiration of the 180-day lock-up period, and prior to such time the Conversion Shares may be resold to the public without restriction under Rule 144, the Issuer’s obligations under the Convertible Notes Registration Rights Agreement will terminate.

The Issuer is obligated to keep the registration statement continuously effective until the earlier of: (i) the date as of which all registrable securities have been sold pursuant to the registration statement; and (ii) the first date as of which the investors have sold their conversion shares pursuant to Rule 144 (or any similar provision then in effect) under the Securities Act, or such conversion shares may be resold to the public without restriction under Rule 144.

Under the Convertible Notes Registration Rights Agreement, the Issuer will pay all expenses relating to such registrations, including the fees of one counsel for the selling holders not to exceed $20,000, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares. The Convertible Notes Registration Rights Agreement also includes customary indemnification and procedural terms.

CUSIP NO. 46578C108	Page 5 of 6 Pages
The foregoing summaries of the Lock-Up Agreement, Share Exchange Option Agreement and Convertible Notes Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text or form of such agreements, each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:
Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 of the Issuer’s registration statement on Form S-1, as amended, File Number 333-265175)

Exhibit B:	Form of Share Exchange Option Agreement (filed herewith)

Exhibit C:
Amended and Restated Registration Rights Agreement, dated as of April 5, 2022 (incorporated by reference to Exhibit 4.7 of the Issuer’s registration statement on Form S-1, as amended, File Number 333-265175)

CUSIP NO. 46578C108	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORION RESOURCE PARTNERS (USA) LP

/s/ Rick Gashler
	Name:	Rick Gashler
	Title:	Chief Compliance Officer

July 11, 2022

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).